Management Report

Reckless Spirits LLC
For the period ended December 31, 2025

Prepared by
Catherine Nueva España

Prepared on
February 23, 2026

Table of Contents

FY2025 Profit and Loss

Reckless Spirits LLC

January-December, 2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Kickstarter Cash	92,000.00
NWFF and other Donations	38,125.50
RS Merch and Related Sales	407.77
Total for Income	**$130,533.27**
Gross Profit	**$130,533.27**
Expenses	
1251 AIRFARES	366.38
4101 HOUSING	9,395.11
4104 NON-CONTRACTUAL MEALS	456.96
6902 BANKING EXPENSES	0.00
Total for Expenses	**$10,218.45**
Net Operating Income	**$120,314.82**
Other Income	
Other income	
Interest income	108.63
Total for Other income	**$108.63**
Total for Other Income	**$108.63**
Net Other Income	**$108.63**
Net Income	**$120,423.45**

Note

1. Kickstarter cash: Participants in our Kickstarter fundraising platform do not receive equity, profit-sharing, perks or any other benefits.
2. NWFF and other Donations: Northwest Film Forum, a 501(c) 3 incorporated in Washington State, and a fiscal sponsor, processes tax deductible donations to the Reckless Spirit project.
3. RS Merch and Related Sales: does not have an associated Cost of Goods Sold amount, as it is donated materials.

FY2025 Balance Sheet

January 1-December 31, 2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Columbia Bank Community Checking (4985)	21,666.87
U.S. Bank - Current Checking Acct	28,284.01
US Bank Savings	71,825.63
Total for Bank Accounts	**$121,776.51**
Total for Current Assets	**$121,776.51**
Total for Assets	**$121,776.51**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Delta Gold Business Card (1008) - 3	1,353.06
Total for Credit Cards	**$1,353.06**
Total for Current Liabilities	**$1,353.06**
Total for Liabilities	**$1,353.06**
Equity	
Opening balance equity	126,246.26
Retained Earnings	
Net Income	-5,822.81
Total for Equity	**$120,423.45**
Total for Liabilities and Equity	**$121,776.51**

FY2025 Statement of Cash Flows

Reckless Spirits LLC

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	120,423.45
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Delta Gold Business Card (1008) - 3	1,353.06
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$1,353.06**
Net cash provided by operating activities	**$121,776.51**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
NET CASH INCREASE FOR PERIOD	**$121,776.51**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$121,776.51**

Note

The net income of $120,423.45 is reflected in the profit and loss statement.

RECKLESS SPIRITS LLC - EIN 99-4083809
STATEMENT OF CHANGES IN EQUITY
2/20/26
For the period 1/1/2025 - 12/31/2025

Opening Balance	Net Income/Loss	Dividends	Share Capital /Issuance	Other Income	Treasury Shares	Prior Period Adjustments	Closing Balance
100	0	0	0	0	0	0	100

Reckless Spirits
Footnotes to Financial Statements
Prepared February 27, 2026.

FY2024 Profit and Loss

1. Income: Reckless Spirits ran a Kickstarter fundraiser in 2024; however, this income was not realized until 2025.
2. General: There was no other financial activity in 2024.

FY2024 Profit and Loss

1. No notes

FY2024 Cashflow

1. No Notes

FY2025 Profit and Loss

Income

1. Kickstarter cash: Participants in our Kickstarter fundraising platform do not receive equity, profit-sharing, perks or any other benefits.
2. NWFF and other Donations: Northwest Film Forum, a 501(c) 3 incorporated in Washington State, and a fiscal sponsor, processes tax deductible donations to the Reckless Spirit project.
3. RS Merch and Related Sales: does not have an associated Cost of Goods Sold amount, as it is donated materials.

FY2025 Balance Sheet

1. Bank Accounts: Income from Kickstarter fundraiser as well as miscellaneous donations and contributions.

FY2025 Cashflow

1. No Notes